

Mail Stop 3720

April 27, 2009

Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

   Re: Qwest Communications International Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 13, 2009
     File No. 1-15577

Dear Mr. Euteneuer:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director